Mail Stop 4720

May 5, 2010

Via Facsimile and U.S. Mail

Robert L. Kirkman, M.D.
Chief Executive Officer
Oncothyreon Inc.
2601 Fourth Avenue, Suite 500
Seattle, Washington 98121

> **Re: Oncothyreon Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File Number: 001-33882**

Dear Dr. Kirkman:

We have completed our review of your Annual Report on Form 10-K for
the Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael Nordtvedt, Esq.
        Patrick Schultheis, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        701 Fifth Avenue, Suite 5100
        Seattle, Washington 98104